UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cleveland Whiskey LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Ohio

Date of organization
July 8, 2009

Physical address of issuer
1768 East 25th St, Cleveland, OH 44114

Website of issuer
www.clevelandwhiskey.com

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,106,603	$1,440,342
Cash & Cash Equivalents	$77,872	$565,621
Accounts Receivable	$139,184	$66,432
Short-term Debt	$207,858	$172,425

Long-term Debt	$623,211	$665,712
Revenues/Sales	$1,528,903	$949,511
Cost of Goods Sold	$628,804	$523,691
Taxes Paid	$0	$0
Net Income	-$388,153	-$526,237

April 27, 2018

FORM C-AR

Cleveland Whiskey LLC



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Cleveland Whiskey LLC, a Ohio Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.clevelandwhiskey.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cleveland Whiskey LLC (the "Company") is an Ohio Limited Liability Company, formed on July 8, 2009.

The Company is located at 1768 East 25th St, Cleveland, OH 44114.

The Company's website is www.clevelandwhiskey.com.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Description of the Business

We have developed a disruptive pressure aging process to dramatically accelerate the maturation and flavor profiling of distilled spirits (protected by both patent 8,889,206 and proprietary/guarded trade secrets).

Business Plan

To produce and sell high quality small batch distilled spirits and complementary products.

History of the Business

The Company was founded by Tom Lix in 2009.

The Company's Products and/or Services

Distilled spirits, whiskey and bourbon produced and marketed under brands including Cleveland Black Reserve, Christmas Bourbon®, The Eighty-Seven® and Cleveland Underground™.

Distribution

We primarily sell our products to distributors, who then sell the product to retail customers. Certain states, such as Ohio and Michigan, directly control the sale of alcohol. In these states, the product is first sold to the state, which then sells the product to both wholesale and retail accounts.

Sales to distributors are followed up by assertive sales and support including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers.

Competition

The Company's primary competitors are Diago (Bulleit), Brown-Foreman (Jack Daniels), Suntory (Maker's Mark, Jim Beam), Campari (Wild Turkey) and a string of craft distilleries including Watershed, Middle West, Koval and others.

Supply Chain and Customer Base

The principal raw materials used in manufacturing and packaging our distilled spirits are water, corn, rye, malted barley, sugar, glass, cartons, labels, and wood for barrels for finishing. We believe that our relationships with our vendors are good. Currently, none of these raw materials is in short supply, but shortages could occur. From time to time, our agricultural ingredients could be adversely affected by weather and other forces that might constrain supply, such as price fluctuations as a result of tariffs imposed by the United States or other countries.

Intellectual Property and Research and Development

The Company's intellectual property includes patents, trade-marks and closely guarded trade secrets and process know-how. The company maintains an active product and process development program.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1768 East 25th, Cleveland, Oho 44114	Lease	Distillery, production, and office space

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations relating to the production, sale and consumption of alcohol.

Expenditures for compliance with federal, state and local environmental laws and regulations are consistent from year to year and are not material to the Company.

Litigation

None.

Other

The Company's principal address is 1768 East 25th, Cleveland, OH 44114.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to produce our products. Our ability to create our products may be adversely affected if suppliers do not provide the agreed-upon supplies in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, David Haynes, Tom Lix, Blake Squires, and Rebecca Lynn White. The loss of Kevin L. Cash, David Haynes, Tom Lix, Blake Squires, Rebecca Lynn White or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including a patent in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tom Lix in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Tom Lix dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors and Officers of the Company are listed below:

Name
Kevin L. Cash - Director (2016- present)

Kevin joined as a Director in 2016, adding financial, audit and strategic planning expertise to Cleveland Whiskey. Kevin is currently the Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP. Previously, he was Chief Financial Officer at Baker & Hostetler, LLP, and an Advisory Services Partner at Ernst & Young. He holds credentials as a Certified Public Accountant (CPA), a Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM) and Diplomate of the American Board of Forensic Accountants (DABFA). Kevin has also served as an Adjunct Professor of Accounting at the University of Akron Serving on the Board of Directors for Public Broadcasting Station WVIZ/PBS Ideastream® and has served on the Advisory Board for the School of Accounting at both the University of Akron and Miami University where he earned his Bachelor of Science Degree in Accountancy, specializing in Decision Sciences.

Name
David Haynes – Director (2016 - present)

David Haynes is an accomplished marketing executive, entrepreneur, transformation leader and turn-around specialist. David is currently Managing Director at BlueFireBeacon, a B2B strategic marketing and advisory firm. He is the former Vice President of Sales and Marketing at Transtar, a $600 million private equity-owned national automotive aftermarket parts marketer and distributor. Previously David held positions as Vice President of Marketing at Honeywell International, Executive Vice President, Sales and Marketing at Fabcon (contract manufacturer in the telecom and medical device sectors) and Co-Founder/Vice President of Global Marketing and Sales at Primal Solutions, a B2B enterprise software firm where he was instrumental in building annual sales from zero to $16 million before a successful exit.

A Six Sigma Green Belt, David holds an MBA from Pepperdine University with an emphasis on Strategy and Organizational Development and a Bachelor of Civil Engineering from the University of Saskatchewan. Among a series of other added value positions, he was a leadership mentor at Honeywell's Global Leadership Development Program for high potential executives.

Name
Tom Lix – Founder, CEO, Director (2009 – present)

Serial entrepreneur Tom Lix is Cleveland Whiskey's Founder and CEO. More recently he was the Director of the Center for Entrepreneurship at Lake Erie College as well as an Associate Professor of Entrepreneurship at the same institution. He was the founder and President of application services provider Public Interactive® (acquired by Public Radio International www.pri.org) and the former President of MarketPulse, a wholly owned subsidiary of Computer Corporation of America (acquired by Rocket Software www.rocketsoftware.com). Previously he was President of Yankelovich Partners (www.thefuturescompany.com) where he consulted for leading food, hospitality and entertainment companies including Proctor & Gamble, Guinness, PepsiCo, HBO®, American Airlines and Federal Express. Lix spent some formative years in the US Navy where in addition to some early bootleg distilling, he was cross trained in nuclear physics and thermodynamics along with seawater/freshwater distillation. A college dropout, he hitchhiked across the country, fought forest fires in Alaska at the age of 17, and founded the first University sponsored Motorcycle Club in America. He has since obtained his Doctorate in Business Administration from Boston University.

Name
Blake Squires - Director (2016 – present)

Joining the Cleveland Whiskey Board as the quintessential creative thinker, doer and technology/ product serial entrepreneur, Blake Squires is currently a Partner at Hatch LLC. He founded and was CEO of Movable as well as the founder and Chief Strategy Officer for Findaway, makers of Playaway® preloaded digital devices. Previously he co-founded Adcoda Inc, a digital music download company and was a founder and Chief Operating Officer of Everstream, a streaming media and digital cable analytics company.

Considered one of the most "Influential People under 40" by Crain's Magazine, Squires was named an Ernst and Young Entrepreneur of the Year finalist in 2010. His start-up companies have been featured in the Wall Street Journal, the New York Times and USA Today, along with Time, Forbes, "O" and INC magazines (plus of course, plenty of digital coverage).

Name
Rebecca White - Director (2016 – present)

Joining the Cleveland Whiskey Board as our Investment/Exit Strategist, Rebecca White holds a key position relevant to our business model and plan, including future liquidity for our investors. Previously part of the Mergers and Acquisitions group at KeyBanc Capital Markets and Director, Industrial Group and Head of the Capital Raising Practice at the boutique investment banking firm Western Reserve Partners, LLC, she is currently the VP of Corporate Development at Kenan Advantage Group. With more than a dozen years of experience enabling growth in middle market industrial companies and over 35 sell-side M&A transactions to her credit, White brings both critical thinking and adeptness at managing complex capital structures to the board as well as critical experience in the creation of detailed merger and valuation models.

Rebecca received a B.S. in Mathematics and Accountancy from Mount Union College and her M.S.M. in Operations Research with a concentration in Finance from the Weatherhead School of Management at Case Western Reserve University. As an avid marathon runner (she's completed 24, including 11 Boston Marathons) she's persistent, goal motivated and understands the importance of executing to plan as well as taking the necessary detour when it comes up unexpectedly. She was named as a Smart Business "Women Who Excel" finalist in 2014 and a Crain's Cleveland Business "20 in their 20s" winner in 2009.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Managers
Incurrence of indebtedness	Board of Managers
Sale of property, interests or assets of the Company	Chief Executive Officer, Board of Managers
Determination of the budget	Chief Executive Officer
Determination of business strategy	Board of Managers
Dissolution of liquidation of the Company	Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in Ohio, and 1 in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities, as of April 27, 2018:

Type of security	Class D Units
Amount outstanding	268,605

Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	**Preferred Units**
Amount outstanding	1,139,989
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	**Class A Units**
Amount outstanding	1,488,009
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	**Class B Units**
Amount outstanding	318,200
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion

Type of security	**Class C Units**
Amount outstanding	166,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company had the following debt outstanding as of December 31, 2017:

Type of debt	Notes
Name of creditor	David A. Camiener
Amount outstanding	$12,673
Interest rate	4% interest annually on the 15th
Payment schedule	Annually on the 15th of December
Maturity date	December 15, 2042

Type of debt	Convertible Notes
Name of creditor	Cara Zale LLC
Amount outstanding	$219,045
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 15, 2024

Type of debt	Convertible Notes
Name of creditor	Solon Spec LLC
Amount outstanding	$219,045
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 15, 2024

Type of debt	Notes
Name of creditor	Cuyahoga County, Ohio
Amount outstanding	$123,500
Interest rate and payment schedule	4%
Payment schedule	Monthly
Maturity date	August 1, 2016
Other material terms	Repayment of principal and interest has begun, although terms are currently under renegotiation.

Type of debt	Notes
Name of creditor	Cuyahoga County, Ohio
Amount outstanding	$6,517
Interest rate	3.5%
Payment schedule	Monthly
Maturity date	August 9, 2020

Type of debt	Notes
Name of creditor	MAGNET
Amount outstanding	$13,750
Interest rate	0%
Payment schedule	Monthly
Maturity date	February 3, 2019

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$22,961
Interest rate	9.625%
Payment schedule	Monthly
Maturity date	July 15, 2018

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$14,993
Interest rate	9.625%
Payment schedule	Monthly
Maturity date	July 15, 2018

Type of debt	Grant
Name of creditor	Lorain County Community College

Amount outstanding	$97,000
Interest rate and payment schedule	0.00% interest
Payment schedule	Annually in September
Maturity date	September 30, 2020

Type of debt	Loan
Name of creditor	City of Cleveland
Amount outstanding	$117,131
Interest rate and payment schedule	2.98% interest
Payment schedule	Monthly
Maturity date	August 30, 2024

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$500,000.00	General operations	January 1, 2015	Rule 506(b)
Loan Note		$13,672.00	General operations	January 1, 2015	Rule 506(b)
LLC/Membership Interests		$1,239,633.00	General operations	January 1, 2016	Rule 506(c)
Class D Units	268,605	$722,547.45	General operations	October 5, 2016	Regulation CF

Ownership

A majority of the Company is owned by a few people and entities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tom Lix	52.6%
Cara Zale LLC	25.9%

 FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR. The financial statements are an important part of this Form C-AR, and are attached hereto as Exhibit A. These statements should be reviewed in their entirety in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows as we are in the early stages of our long-term growth strategies intended to augment earnings and cash flows.

Liquidity and Capital Resources

On October 5, 2016, the Company conducted an offering pursuant to Regulation CF and raised $722,547.45.

Capital Expenditures and Other Obligations

The Company has made a total of approximately $249,000 of capital expenditures during the last two years in order to expand and improve our manufacturing processes.

The Company plans to make appropriate expenditures in the future consistent with planned growth and expansion.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has certain debt instruments with David A. Camiener (individual), Solon Spec LLC, and Cara Zale, LLC (as noted above). David Camiener, and certain managing partners of Solon Spec LLC and Cara Zale, LLC (David Camiener and Joseph Crocker, respectively) were former Board members of Cleveland Whiskey LLC.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past**.**

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tom Lix
(Signature)

Tom Lix
(Name)

CEO
(Title)

April 27, 2018
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kevin Cash
(Signature)

Kevin Cash
(Name)

Director
(Title)

April 27, 2018
(Date)

/s/ David Haynes
(Signature)

David Haynes
(Name)

Director
(Title)

April 27, 2018
(Date)

/s/ Black Squires
(Signature)

Blake Squires
(Name)

Director
(Title)

April 27, 2018
(Date)

/s/ Rebecca White
(Signature)

Rebecca White
(Name)

Director
(Title)

April 27, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements

CLEVELAND WHISKY LLC
Financial Statements for the Years Ended December 31, 2017 and 2016
April 27, 2018

CLEVELAND WHISKEY LLC
BALANCE SHEET
December 31, 2017 and 2016

ASSETS

		2017		2016
Current Assets				
Cash	$	77,872	$	565,621
Accounts Receivable		139,184		66,432
Inventory and Other Current Assets		253,018		237,258
Prepaid Expenses		1,833		973
Total Current Assets		471,907		870,284
Non-Current Assets				
Property, Plant & Equipment, Net		584,283		517,692
Patents, Trademarks, and Other Intellectual Property, Net		45,835		47,236
Other Assets		4,578		5,130
Total Non-Current Assets		634,696		570,058
Total Assets	$	1,106,603	$	1,440,342

See accompanying notes.

CLEVELAND WHISKEY LLC
BALANCE SHEET
December 31, 2017 and 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Current Liabilities		
Accounts Payable	$ 51,312	$ 71,777
Current Portion of Notes Outstanding	207,858	172,425
Short Term Notes Payable	7,912	5,973
Other Current Liabilities	90,020	58,019
Total Current Liabilities	357,102	308,194
Non-Current Liabilities		
Notes Outstanding	623,211	665,712
Other Accrued Liabilities	189,102	141,602
Total Non-Current Liabilities	812,313	807,314
Total Liabilities	1,169,415	1,115,508
Stockholders' Equity		
Capital Stock - Class A	189,098	189,098
Capital Stock - Class B	12,500	12,500
Capital Stock - Class C	415,000	415,000
Capital Stock - Class D	1,739,229	1,728,469
Additional Paid In Capital	(20,995)	(10,742)
Retained Earnings	(2,397,644)	(2,009,491)
	(62,812)	324,834
Total Liabilities and Stockholders' Equity	$ 1,106,603	$ 1,440,342

2

See accompanying notes.

CLEVELAND WHISKEY LLC
INCOME STATEMENT
For the Years Ended December 31, 2017 and 2016

	2017	2016
Sales		
Sales of Product, Net of Discounts	$ 1,478,542	$ 916,053
Other Sales	50,361	33,458
Total Sales	1,528,903	949,511
Cost of Sales		
Cost of Goods Sold - Alcohol	610,095	504,509
Cost of Goods Sold - Other Products	18,709	19,182
Total Cost of Sales	628,804	523,691
Gross Profit	900,099	425,820
Operating Expenses		
General and Administrative	151,391	198,938
Federal Excise Taxes	141,682	106,765
Marketing and Advertising	589,120	303,728
Non-Production Labor Costs	288,128	212,394
Facilities and Utiities Expense	29,989	39,232
Other Operating Expenses	57,455	75,181
Interest and Other, net	30,487	15,819
Total Operating Expenses	1,288,252	952,057
Net Loss	$ (388,153)	$ (526,237)

3

See accompanying notes.

CLEVELAND WHISKEY LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2016
Cash Flows From Operating Activities		
Net Loss	$ (388,153)	$ (526,237)
Adjustments to Reconcile Net Income to Cash from		
Operatings Activities		
Charges (Credits) to Net Income		
Depreciation and Amortization	113,157	97,113
(Increase) Decrease in Current Assets		
Accounts Receivable	(72,752)	1,106
Prepaid Expenses	(860)	49,800
Inventories and Other Current Assets	(15,760)	62,650
Increase (Decrease) in Current Liabilities		
Accounts Payable	(20,992)	(171,018)
Accrued and Other Expenses	72,369	51,422
Net Cash Flows From Operating Activities	(312,991)	(435,164)
Cash Flows From Investing Activities		
Additions to Fixed Assets	(178,447)	(70,444)
Net Cash Flows From Investing Activities	(178,447)	(70,444)
Cash Flows From Financing Activities		
Net Increase (Decrease) in Total Debt	(7,071)	(15,390)
Net Capital Raise	10,760	890,434
Net Cash Flows From Financing Activities	3,689	875,044
Cash at Beginning of Period	565,621	200,802
Net Increase (Decrease) in Cash	(487,749)	369,436
Cash at End of Period	$ 77,872	$ 565,621

4

See accompanying notes.

ORGANIZATION AND NATURE OF ACTIVITIES

Cleveland Whiskey LLC ("the Company") produces distilled spirits using a proprietary pressure aging process to dramatically accelerate maturation and flavor profiling. This process provides a significant competitive advantage by creating not only an innovation friendly, flexible and scalable "just-in-time" manufacturing environment, but a system which actually makes a better product.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain amounts previously reported have been reclassed to conform with current year presentation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of items of the Company's production equipment and intangible assets are significant estimates used in the preparation of these financial statements. Additionally, the Company has not accrued a reserve for doubtful accounts receivable or inventory obsolescence. Management's experience in the distilled spirits industry leads the Company to believe that losses on accounts or due to obsolescence are rare.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of here months or less when purchased.

Inventory

The Company's inventory consists of the Company's products in various stages of readiness for bottling and sale, raw materials, and packaging and shipping materials. Inventories are valued at historical cost, including costs incurred to produce the Company's products.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for serviced to be rendered to the Company. For the periods ended December 31, 2017 and 2016, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period.

Property, Plant and Equipment

The Company's property, plant and equipment consists primarily of production, test and bottling equipment for distilling and packaging distilled spirits for sale by the Company's distributors.

Property, plant and equipment is stated net of accrued depreciation. For 2017, accumulated depreciation amounted to $360,067, and for 2016, $268,411. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consists of amounts capitalized during development of the Company's products, processes, packaging and websites.

<u>Other Current Liabilities</u>

Other current liabilities consist primarily of accrued commissions related to sales of the company's products by distributors in various states where the Company sells its product.

<u>Notes Payable and Long-Term Debt</u>

The Company has notes payable to various parties ("the Notes"), including investors and board members, which contain conversion provisions obligating the Company to take action subsequent to a liquidity event or failure to meet the terms of these Notes. Certain items of Company equipment have been pledged as collateral in order to secure the Notes.

The Company has a note payable to Solon Spec LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion.

The Company has a note payable to E Capital LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion.

<u>Equity Capital</u>

The Company has the following classes of equity outstanding:

- Class A Units (common voting shares primarily issued to founding members as a performance based equity. There are 1,488,009 Class A Unites authorized and issued.

- Class B Units are non-voting units issued under the Cleveland Whiskey Options plan. A total of 372,002 Class B Units have been authorized, of which 318,200 have been issued, and 46,500 have been exercised.

- Class C Units are non-voting units, with 166,000 authorized and issued.

- Class D Units are non-voting units, with 371,747 authorized, and 268,605 issued to date during the 2016 funding round.

- Preferred Units are voting shares issued to early outside investors and total 1,139,989 issued and outstanding.

<u>Additional Paid in Capital</u>

During 2017 and 2016, the Company incurred expense related to the acquisition of capital, "syndication costs", that were deducted from additional paid in capital.

<u>Income</u>

The Company derives income from the production and sale of various whiskeys under the Cleveland Whiskey label. Additionally, the Company derives a small amount of income from the sale of t-shirts hats and other advertising items, and from the disposal of production raw materials expended during the production process as a waste (smoking chips).

<u>Leases and Rent</u>

The Company leases its production, testing and headquarters facility located in Cleveland, Ohio under an operating lease arrangement. Rent expense for the year amounted to $20,250 in 2017 and $17,339 in 2016.

<u>Facilities Expense</u>

Facilities expense consists of utilities, repairs, maintenance and other items related to the Company's production facility other than rent.

<u>Federal Income Taxes</u>

The Company generated a net operating loss during both 2017 and 2016, thus no federal income tax expense has been recorded in the statements. The Company has elected to waive the carryback period for its losses in 2017 and 2016 and all prior years, and will carry forward those losses to future years. Net operating loss carry forwards expire if unused after twenty years from the date the Company incurred the loss associated with the carry forward. The Company's returns for fiscal years 2016, 2015 and 2014 fall within the statutory period of review by the IRS, which is normally three years from the date the return was originally due.

CONCENTRATIONS

The Company produces a limited product line for which distribution is currently possible only to certain geographical regions. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in these regions, in any one state or locality in that region, or through one or more of the Company's distributors in these regions.

The Company may maintain cash balances at times that exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. Cash balances in demand deposit accounts are insured by the FDIC up to $250,000.

GOVERNMENT PAYMENTS

At the period end, the Company owed no amounts with respect to government payments other than the federal or state taxes related to the production and sale of distilled spirits, and amounts due to the City of Cleveland under the loan agreement.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 27, 2018, the date that the financial statements were available to be issued. On March 21, 2018, the Company borrowed $160,000 from Economic and Community Development Institute ("ECDI"). This loan has a 5 year term, and bears interest at an average rate of 9.06%. A portion of these proceeds was used to extinguish the two previously outstanding loans with ECDI.

****